KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

03 AUG 25 AM 7:21

15 August, 2003

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


03029453

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange and Press Releases published by the Company between 25 June and 7 August, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 8/25

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (17)
7 August, 2003 10.00 a.m.

KCI Konecranes Group
Interim Report January - June 2003

NO MARKET RECOVERY IN SIGHT, FOCUS ON INTERNAL IMPROVEMENTS

After a weak Q1/03, Q2 operative result is approaching 2002 levels (Q2 EBIT before restructuring costs now 5.7 EURm compared to Q2/02 6,7 EURm)

First half year operating income reserved for restructuring

American sales volume stable on last year's level, Europe declining, Asia growing fast

Order book increased 4.2 % from year-end

	First half			LTM			LY
MEUR	1-6/ 03	1-6/ 02	Change %	7/02- 6/03	7/01- 6/02	Change %	1-12/ 02
SALES							
Maintenance Services	165.4	173.8	-4.8	364.0	369.3	-1.4	372.4
Standard Lifting Equipment	88.4	96.8	-8.7	196.1	224.3	-12.6	204.5
Special Cranes	91.1	106.6	-14.5	193.7	227.3	-14.8	209.2
Internal Sales	-32.4	-30.4	6.6	-74.5	-76.2	-2.2	-72.5
Sales total	312.5	346.8	-9.9	679.3	744.7	-8.8	713.6
Income from Operations (EBITA)	2.0	15.1	-87.0	27.8	51.6	-46.2	40.9
Goodwill amortisation	-1.5	-1.9	-20.0	-3.0	-3.8	-22.1	-3.3
Operating income (EBIT)	0.5	13.3	-96.3	24.8	47.8	-48.1	37.6
EBIT before restruct. costs	7.5						
Financial income and expenses	-1.0	-0.6	71.8	-1.5	-2.3	-32.5	-1.1
Income before taxes and minority interest	-0.5	12.7	-104.0	23.3	45.5	-48.9	36.5

Net income	-0.5	8.6	-105.9	15.6	30.5	-48.9	24.6
Earnings per share (EUR)	-0.04	0.58	-106.1	1.08	2.07	-48.1	1.69
ORDERS RECEIVED							
Maintenance Services	156.6	167.3	-6.4	299.5	306.4	-2.3	310.2
Standard Lifting Equipment	99.3	104.9	-5.3	197.6	208.8	-5.4	203.2
Special Cranes	74.0	91.2	-18.9	137.7	191.1	-27.9	154.9
Internal Orders	-31.2	-36.1	-13.6	-64.5	-70.2	-8.1	-69.4
Orders Received total	298.7	327.3	-8.7	570.3	636.1	-10.3	598.9
Order book at end of period	214.6	269.6	-20.4	-	-	-	206.0

Comment on first half year results:

After a slow start of the year in Q1, operations improved in Q2 and the operative results roughly matched those of Q2/02. Margins in all Business Areas improved from their Q1/03 levels. Sales in the European countries, in spite of a small orders growth in Germany, continued to decline (-13.4 % compared to H1/02). The American business level was stable (reported decline in sales reflects the USD/EUR development only) and Asia-Pacific area sales gained considerably (+39.0 %). The order book improved 4.2 % from the end of last year, on stronger modernisation orders.

Comment on year-end results:

With low production capacity utilisation in most customer industries, there is no immediate market recovery in sight. The Group therefore decided to step up its efficiency improvement program. The program includes a further consolidation of European production facilities. Corresponding restructuring costs were included in H1/03 accounts in total EUR 7 million.

The business environment remains challenging.
Group operating income generation during the second half of the year is expected to be stronger than it was for the second half of last year. However, it is doubtful whether the profit level of 2002 can be reached even if restructuring costs are fully exempted. Group market shares are increasing. Acquisitions are likely to continue.

Stig Gustavson, President and CEO

Focus on internal improvements

Through several acquisitions, the Group has built up a substantial presence in the big countries of Europe.

Alongside that market expansion we have pursued a rationalisation and concentration of the production resources.
Our policy has been to phase out old acquired production capacity, and to introduce Group (global) product ranges at a slow pace in order to safeguard acquired market shares.

Now, market acceptance of our modern product ranges has been quick, and we have arrived at a position when the phase-out can be accelerated. Also, the weak market development, with no quick recovery around the corner, has contributed to the restructuring need.

We close our operations in Frankfurt, Germany, as our modern plant in Berlin can handle also that demand. We will close further capacity in Europe (to be identified later). We will trim our manning in Finland. Our Chinese component operations are ramped up.

In the US, our long awaited operative service management system is going live in more and more locations, reducing the need for back-office support personnel.

In all through the current program, Group employment is estimated to be reduced with 200 persons, with no effect on production capacity.

In total, restructuring this time will cost an estimated EUR 7 million. The majority of the costs are related to severance payments (including early retirements) for redundant personnel.

It is Group Policy, always to stay on top in production efficiency, and to restructure when needed.

Earlier, restructuring costs have been balanced against one-off gains. This time this has not been possible.

First half year 2003
General overview

(Numbers in brackets are corresponding values from the same time last year unless otherwise indicated.)

Group total sales January to June was EUR 312.5 million, which is 9.9 % less compared to the same period last year (EUR 346.8 million). Maintenance Services sales grew in volume (counted in local currencies) but the reported sales number in euros decreased as a direct consequence of currency changes (translational effect). Standard Lifting Equipment and Special Cranes sales declined also in terms of volume. The total sales volume development, disregarding currency movements, was a slight decrease of 3.3 %.

Group operating income (EBIT) was EUR 0.5 million (EUR 13.3 million). Approximately EUR 7 million in new restructuring costs were charged against EBIT (see stock exchange releases of June 25 and 26, 2003). Excluding these costs EBIT for the first half of 2003 was EUR 7.5 million. Accordingly, the EBIT during the second quarter was EUR 5.7 million (EUR 6.7 million).

Lower operational profits were mainly a consequence of a lower sales volume in new equipment business areas and in modernisations (part of Maintenance Services). The sales price development was also slightly negative. The translational effect of the stronger euro had an impact on Maintenance Services' operating income, but for the whole Group the impact on operating profit was marginal.

Group financing costs (net of costs and income) were EUR -1.0 million. Financing costs were EUR 0.4 million higher than during H1/2002, mainly due to an increase in working capital.

Group income after financing items was EUR -0.5 million (EUR 12.7 million) or EUR 6.5 million excluding costs relating to restructuring actions. Group income taxes are reported at 0 (EUR 4.1 million) for the period. The effective tax rate for the whole year is estimated to approximately 35 % on income before taxes. Group net income January to June was EUR -0.5 million (EUR 8.6 million).

The Free cash flow was EUR 7.5 million (EUR 20.7 million) and the Cash flow from operations was EUR -10.1 million (EUR 19.0 million). The Cash flow before financing was EUR -22.1 million (EUR 8.6 million). The negative cash flow development was mainly due to a growing working capital, a lower generation of income financing and higher investment expenditures. Investments included acquisitions of own shares at EUR 5.48 million. The value of inventories (stock and work-in-progress) increased approximately by EUR 11 million compared to year-end 2002 anticipating growing production levels.

Mainly because of the negative cash flow the net interest bearing debt increased to EUR 72.4 million (EUR 59.4 million) at the end of June and gearing was 47.4 % (35.4 %). Group solidity was 40.0 % compared to 42.8 % year ago.

The return on capital employed was 1.5 % or 7.5 % before restructuring charges (12.6 %) and the return on equity was -0.6 % or approximately 5 % excluding restructuring charges (10.1 %).

The order intake during H1/2003 was EUR 298.7 million, which is EUR 28.6 million or 8.7 % less than H1/2002 (EUR 327.3 million). All three business areas reported lower numbers compared to last year, but excluding the translational effect of the stronger euro only Special Cranes had a lower order intake whereas Maintenance Services grew by volume and Standard Lifting orders were at last year's level. By market the order intake remained strong in China. Also Germany and America (counted in USD) reported growing orders albeit still at a low level.

Group total order book was EUR 214.6 million which is 20.4 % less compared to one year ago (EUR 269.6 million) but 4.2 % or EUR 8.6 million more than what it was at the end of 2002. The order book for Special Cranes is now lower, but the order book for Maintenance Services (modernisations, large repairs etc.) and Standard Lifting Equipment increased. The Maintenance contract base continued its positive development. There are now 217,575 hoisting equipment included in our contract base. This is 8 % more compared to one year ago and 4.5 % over the count at the end of 2002.

The Group continued its efforts to adjust its operations to the changing environment and to take advantage of our global reach of various sales and supply markets. During the second quarter 2003 the Group took decisions to intensify and speed-up several efficiency increasing measures including capacity rationalisation actions. These actions focus on the Group's new equipment operations in Europe and in the Americas. Altogether these actions are expected to cost approximately EUR 7 million in one time charges. These costs are now booked in full into Group overheads.

The Group employed 4443 persons at the end of June (4372 one year ago and 4441 at the end of 2002). Since June 2002 the employment number has grown approximately by 150 persons as a direct consequence of acquired operations and Asian expansion. Excluding these new activities there was a decline in the Group headcount by 79 persons.

Business Area Review

Maintenance Services

January to June orders received was EUR 156.6 million, which is 6.4 % lower compared to the H1/2002 level (EUR 167.3 million). At comparable currency rates orders grew by 3.2 %.

The order intake during the second quarter was 10 % stronger than during the first quarter. Orders for modernisation projects and port services grew strongly.

Sales during H1/2003 was EUR 165.4 million (EUR 173.8 million), which is 4.8% less than one year ago. However, there was volume growth in Maintenance Services. At unchanged currency rates the growth was 4.8 %. The sales of field services grew, but the sales of modernisation projects decreased.

EBIT was EUR 6.3 million or 3.8 % on sales (EUR 9.5 million or 5.5 % on sales). The stronger euro (translational effects), a decline in the modernisation volume and a lower capacity utilisation in many customer industries, especially in the North America were the main reasons for a clear decrease in EBIT. Acquired operations added approx. EUR 5 million compared to the sales during the same period last year. The average profitability of these new operations has not yet reached the Group average. The profit margin was 4.3 % in Q2/2003 compared to 3.3 % in Q1/2003.

Many profit improving actions have been initiated in the Business Area. The number of employees was 2718 at the end of June (2621). During the second quarter the employment number decreased by 25 in spite of the KUBI acquisition in Germany, which added 36 new employees to the staff of Maintenance Services.

The favourable development relating to the annual maintenance contract base continued. The number of hoisting equipment included in the contract base increased to 217,575 at the end of June. This is 8 % more than a year ago (201,515) and 4.5 % more compared to the end of December 2002. The fastest growth related to harbour cranes.

Standard Lifting Equipment

Orders received in January to June was EUR 99.3 million, which is a decrease of 5.3 % compared to H1/2002 (EUR 104.9 million). At comparable currency rates the order intake was at last year's level. Q2/2003 orders were EUR 50.0 million compared to EUR 49.3 million in Q1/2003.

H1/2003 Sales decreased by 8.7 % to EUR 88.4 million from EUR 96.8 million in H1/2002. The currency effect in the sales development was marginal. Sales grew from EUR 41.7 million in Q1/2003 to EUR 46.7 million in Q2/2003 and is now catching up with the level of the order intake.

EBIT was EUR 6.9 million or 7.8 % on sales compared to EUR 8.9 million or 9.2 % in H1/2002. The decrease in profit is mainly due to a lower sales volume. The negative effect of lower volume on EBIT was successfully mitigated by the competitiveness of the new wire rope hoist line and other efficiency improvement measures. During the second quarter EBIT was both in absolute value and in proportion to sales better than during the corresponding period last year in spite of lower sales volumes (EUR 4.0 million or 8.6 % on sales compared to EUR 3.8 million or 7.8 % on sales). The pricing environment remained challenging.

The program to improve selling and production efficiency continues. The number of employees at the end of June was 950 (973). Excluding the growth in the number of employees in the Chinese and the South-Korean operations there has been a reduction in headcount by approximately 220 (or 20 %) since the end of 2001.

Special Cranes

January to June orders received was EUR 74.0 million, which is a decrease of 18.9 % compared to H1/2002 (EUR 91.2 million). At comparable currency rates the order intake contracted by 14.5 %. Even though the quotation activity remained high no big new projects matured to order during Q2.

Sales was EUR 91.1 million, which is a decrease of 14.5 % compared to H1/2002 (EUR 106.6 million). Sales decreased by 12.0 % at comparable currency rates.

EBIT was EUR 4.5 million or 4.9 % on sales compared to EUR 7.4 million or 6.9 % on sales in H1/2002. The decrease in EBIT is due to lower sales. Cost cutting and productivity enhancing actions will improve the situation towards the end of the year. One-off costs relating to these restructuring efforts are booked to Group overheads. The strengthening euro had only a marginal impact on the profit development. The pricing environment remained demanding.

The order book for Special Cranes remained at reasonable level. However, considerable differences in capacity utilisation exists between operating units and product groups. Subsequent remedial actions have not only been continued, but the restructuring program has been accelerated and extended.

The number of employees was 663 at the end of June (673). As a consequence of restructuring efforts the employment number will decline further.

Group Costs and Consolidation Items

The Group overheads, which are not charged directly to the Business Areas, consist of costs relating to R&D, administration, financing and legal affairs. January to June Group costs amounted to EUR 16.0 million, which is EUR 4.5 million more than during the same period last year (EUR 11.5 million). The cost increase is due to the restructuring program, which is estimated at EUR 7 million. Restructuring costs have been booked in full to Group costs.

Group consolidation items, which consist of Group goodwill amortisation, elimination of internal profit and our share of associated companies' result were EUR 1.2 million (EUR 1.0 million). The small increase in the consolidation items is caused by an increase in intra-group work-in-progress and therefore increasing eliminations of internal profit.

Sales by Market

Sales by different market areas developed as follows:

	H1/2003	%	H1/2002	%	Change %
Europe	162.9	52.1	188.1	54.2	-13.4
America	108.6	34.7	129.2	37.3	-16.0*
Asia-Pacific	41.0	13.1	29.5	8.5	+39.0
Total	312.5	100.0	346.8	100.0	-9.9

* At unchanged currency rates -0.5 %.

Comment on currencies

All transactions in currencies other than the euro have been hedged as an average by approx. one year ahead, or currency risks are covered by other means. Therefore, the recent strengthening of the euro, especially against the US dollar, has yet had only a small impact on the Group's profitability development. The current value of the US dollar against euro is still reasonable in a historical perspective, but it could sharpen competition between euro and non-euro producers in the global market. The Group has taken various actions to improve its competitive position in this respect.

The average consolidation rates in some important currencies developed as follows:

	June 2003	June 2002	Change %
USD	1.10504	0.89812	-18.73
CAD	1.6049	1.4131	-11.95
GBP	0.68572	0.62178	-9.32
SEK	9.1625	9.1574	-0.06
NOK	7.7615	7.663	-1.27
SGD	1.9295	1.6325	-15.39
AUD	1.7924	1.6791	-6.32

Important Events

On April 4, 2003 KCI Konecranes acquired the crane service company KUBI GmbH of Germany. KUBI specialises in maintenance services for large cranes in inland terminals and is active also in seaports. KUBI was included in the Group figures during Q2/2003.

On April 25, 2003 the final closing of the Japanese Joint Venture agreement with Meidensha Corporation of Japan was approved. KCI Konecranes owns 49% of the Joint Venture's "Meiden Hoist System Company Ltd" shares with an option to increase our holding to 65% before 31 March 2008.

During the second quarter KCI Konecranes' joint venture Jiangyin Dingli High Tech Industrial Crane in China became operative.

On June 2nd, 2003 KCI Konecranes issued a release on winning its motion to compel arbitration of the claims brought against it by Invensys and Baan in the United States District Court in California, USA. KCI Konecranes requested the whole motion to be dismissed or to be referred to arbitration in Stockholm as the dispute concerns the same project, which already is in arbitration in Stockholm. The United States District Court in California granted KCI Konecranes motion and referred all aspects of the dispute between Plaintiffs and KCI Konecranes Plc and Konecranes, Inc. to arbitration before the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitration process in Stockholm against Baan Company N.V. continues. In the arbitration KCI Konecranes claims damages from Baan for a software project in 1998, which failed. Baan has a counterclaim against KCI Konecranes.
According to Invensys it has completed the sale of its Baan business to SSA Global Technologies, Inc. This sale is not expected to affect the arbitration.

Important Orders

Here are some examples on orders received during April-June 2003. The list illustrates our reach, both in terms of customer base and geographical coverage.

Konecranes VLC Corporation received an order for a Ship-to-Shore (STS) container crane to be delivered to Muuga Container Terminal, Port of Tallinn, Estonia. AS Hansa Liising Eesti who will lease the crane to Muuga Container Terminal placed the order.

Port of Houston Authority in Texas, USA, placed a repeat order for five Konecranes Rubber Tyred Gantry Cranes (RTG) with Konecranes VLC.

KCI Konecranes won two major contracts to up-grade altogether 8 Panamax Ship-to-Shore cranes in the Port of Felixstowe (UK) and at Patrick Stevedores terminals in Sydney and Melbourne (Australia).

A supply and procurement services company in USA ordered a Rail Mounted Gantry (RMG) crane to handle containers and logistics.

D&R AB ordered one waste-to-energy crane to Finspång plant in Sweden.

The City of Toulouse ordered two waste-to-energy cranes to replace existing ones at the C.V.D.U refuse handling plant located in Toulouse, France.

Babcock Wilcox Volund ordered two waste-to-energy cranes to Linköping plant in Sweden.

NCC ordered one waste-to-energy crane to Borås plant in Sweden.

One 140 ton powerhouse crane was sold to Hyundai Heavy Industries for delivery to Barbados, USA.

GE Energy ordered three powerhouse cranes for three power stations in Tunisia.

Siemens ordered a total of 20 cranes for Az Zour Power Plant in Kuwait.

AvestaPolarit ordered one fully automated coil handling crane to its steel mill in Tornio, Finland.

13 steel mill cranes were ordered for the Phu My Cold Rolling Mill project in HCM City, which is the first cold rolling mill in Vietnam and the largest project yet undertaken by Vietnam Steel Corporation.

Krupp Stainless Steel in China ordered five steel mill cranes.

Sahaviriya Steel Industries in Thailand ordered five EOT cranes.

Bechtel on behalf of ALBA (Aluminium Bahrain) has ordered two cranes and hoists for the ALBA expansion project in Bahrain.

Corus at Scunthorp, UK, has ordered an electrical refurbishment of a mill bay crane.

Fuji Electric of Japan ordered specialised lifting equipment for handling of turbines and condensers at Lough Ree and West Offaly power plants in Ireland.

Geneglace/Frigo France, a subsidiary of the German Group GEA, ordered six standard cranes for an ice generator manufacturing plant in Nantes, France

Takenaka Europe GmbH (Hungary Branch Office) ordered a 30 ton crane for the stamping shop at the SUZUKI car factory in Hungary.

A first maintenance contract was signed with Michelin for 162 hoisting units including overhead cranes, monorails and jib cranes at the plant in Troyes, France. The cranes are used in the manufacturing of cast iron or aluminium wheels for cars.

Nissan in Newcastle, UK renewed its maintenance contract with KCI Konecranes covering cranes, hoists, swing jibs and workstations cranes which total up to 165 items and other lift tooling equipment totalling 398 items at eight assembly or manufacturing plants.

Share price performance and trading volume

During January-June 2003 KCI Konecranes' share price decreased by 7.69 % and closed at EUR 21.50. The highest share price during the first six months of 2003 was EUR 25.01, the lowest was EUR 17.20 and the average share price was EUR 20.15. During the same period HEX All-Share Index decreased by 4.43 %, HEX Portfolio Index decreased by 4.30 % and HEX Metal & Engineering Index decreased by 0.89 %.

Total market capitalisation at the end of June was EUR 307.6 million, the 36th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 7,501,215 shares of KCI Konecranes, which represents 52.42 % of the outstanding shares. In monetary terms trading was EUR 151.2 million, which was the 22nd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of June 2003 was 56.20 %.

On May 22, 2003 The Capital Group Companies, Inc.'s informed KCI Konecranes Plc that its shareholding in KCI Konecranes Plc has fallen below 5 % to 4.87% (697,433 shares) of the paid up share capital and the voting rights of the Company.

On June 13, 2003 Varma-Sampo Mutual Pension Insurance Company informed KCI Konecranes Plc that its shareholding in KCI Konecranes Plc has exceeded 5 % to 5.15% (736,620 shares) of the paid up share capital and the voting rights of the Company.

The company's own shares

At the end of June 2003 the company held 264,100 shares with a total nominal value of EUR 528,200 and a total purchase price of EUR 5.7 million which is 1.85 % of the total amount of shares and votes. The shares were bought back between February 20 and March 5, 2003 at an average price of EUR 20.75 per share.

Hyvinkää, August 7, 2003

The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-6/2003	1-6/2002	1-12/2002
Sales	312.5	346.8	713.6
Share of result of participating interest undertakings	-0.2	-0.1	-0.2
Depreciation	-8.1	-8.0	-15.5
Other operating expenses	-303.7 (1	-325.4	-660.3
Operating income	0.5	13.3	37.6
Interests, net	-1.4	-1.1	-2.0
Other financial income and expenses	0.4	0.5	0.8
Income before taxes	-0.5	12.7	36.5
Taxes	-0.0	-4.1 (2	-11.8
Net Income for the period	-0.5	8.6	24.6
Profit /share (EUR)	-0.04	0.58	1.69

1) Includes 7.0 MEUR restructuring charges
2) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2003		6/2002		12/2002
Fixed Assets	97.8		99.6		93.5
Inventories	84.4		82.2		73.9
Receivables and other current assets	211.8		227.8		214.6
Cash in hand and at banks	13.0		10.3		15.2
Total assets	407.0		419.9		397.1
Equity	158.2		175.0		173.2
Minority Interest	0.1		0.1		0.1
Provisions	17.5		11.2		12.0
Long-term debt	33.7		42.2		31.4
Current liabilities	197.6		191.4		180.4
Total shareholders' equity and liabilities	407.0		419.9		397.1
Gearing	47.4%		35.4%		19.1%
Solidity	40.0%		42.8%		45.5%
Return on capital		LTM 03		LTM 02	
employed (3	1.5%	11.7%	12.6%	21.1%	17.8%
Equity/share(EUR)	10.88		11.40		12.11

3) Calculated on annual basis

In accordance with the decision of the Annual General Meeting, the company bought back between 20 February and 5 March,2003 264,100 of its own shares at an average price of EUR 20.75 per share. At 30 June 2003, the company held 264,100 shares with a total nominal value of EUR 528.200 and a total purchase price of MEUR 5,5 which is 1.85 % of total amount of shares and votes.

Consolidated cash flow (MEUR)

	1-6/2003	1-6/2002	1-12/2002
Free Cashflow	7.5	20.7	46.2
Change in working capital	-17.6	-1.7	20.1
Cashflow from operations	-10.1	19.0	66.3
Net Investments	-12.1	-10.5	-31.0
Cashflow before financing	-22.1	8.6	35.4
Change in debt, increase (+), decrease (-)	33.8	-0.9	-22.4
Dividend paid	-13.3	-13.2	-13.2
Correction items (1	-0.6	-1.0	-1.4
Net financing	-2.2	-6.5	-1.6
Cash and bank deposits at beginning of period	15.2	16.8	16.8
Cash and bank deposits at end of period	13.0	10.3	15.2
Change of Cash	-2.2	-6.5	-1.6

1) Translation difference in cash in hand and at banks

Contingent Liabilities and Pledged Assets (MEUR)

	6/2003	6/2002	12/2002
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.7	0.9	0.9
Own commercial guarantees	141.4	106.3	141.6
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	17.1	18.4	18.8
Other liabilities	1.4	1.1	1.0
Total	167.4	133.5	169.1

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2003	6/2002	12/2002
Foreign exchange forward contracts	445.9	452.5	411.4
Interest rate swap	25.0	25.0	25.0
Currency options	187.3	109.2	0.0
Total	658.2	586.7	436.4

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one half of the total notional amounts.

Investments

	1-6/2003	1-6/2002	1-12/2002
Total (excl. acquisitions of subsidiaries) (MEUR)	7.7	8.0	13.9

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/2003	1-6/2002	LTM (*	LTM Year ago	1-12/2002
Maintenance Services	165.4	173.8	364.0	369.3	372.4
Standard Lifting Equipment	88.4	96.8	196.1	224.3	204.5
Special Cranes	91.1	106.6	193.7	227.3	209.2
./. Internal	-32.4	-30.4	-74.5	-76.2	-72.5
Total	312.5	346.8	679.3	744.7	713,6

Operating Income by Business Area (MEUR)

	1-6/2003		1-6/2002		1-12/2002		LTM(*	LTM(* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	6.3	3.8	9.5	5.5	26.2	7.0	23.0	24.7
Standard Lifting Equipment	6.9	7.8	8.9	9.2	19.5	9.5	17.5	23.9
Special Cranes	4.5	4.9	7.4	6.9	16.7	8.0	13.8	17.2
Group costs	-16.0(1		-11.5		-23.8		-28.3	-16.0
Consolidation items	-1.2		-1.0		-1.0		-1.2	-1.9
Total	0.5		13.3		37.6		24.8	47.8

*) LTM = last 12 months (full year 2002 ./. six months 2002 + six months 2003)
1) Includes 7.0 MEUR restructuring charges

Personnel by Business Area (at the End of the Period)

	6/2003	6/2002	12/2002
Maintenance Services	2,718	2,621	2,698
Standard Lifting Equipment	950	973	949
Special Cranes	663	673	685
Group staff	112	105	109
Total	4,443	4,372	4,441
Average number of personnel during period	4,457	4,373	4,396

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2003	1-6/2002	LTM (*	LTM Year ago	1-12/2002
Maintenance Services	156.6	167.3	299.5	306.4	310.2
Standard Lifting Equipment	99.3	104.9	197.6	208.8	203.2
Special Cranes	74.0	91.2	137.7	191.1	154.9
./. Internal	-31.2	-36.1	-64.5	-70.2	-69.4
Total	298.7	327.3	570.3	636.1	598.9

*) LTM = last 12 months (full year 2002 ./. six months 2002 + six months 2003)

Order Book (Excl. Service Contract Base)

	6/2003	6/2002	12/2002
Total (MEUR)	214.6	269.6	206.0

Sales by Market (MEUR)

	1-6/2003	1-6/2002	LTM (*	LTM Year ago	1-12/2002
Nordic and Eastern Europe	77.1	86.5	169.9	197.0	179.4
EU (excl. Nordic)	85.8	101.6	205.2	214.8	220.9
Americas	108.6	129.2	221.9	257.6	242.4
Asia-Pacific	41.0	29.5	82.4	75.4	70.9
Total	312.5	346.8	679.4	744.8	713.6

*) LTM = last 12 months (full year 2002 ./. six months 2002 + six months 2003)

Teleconference

An international teleconference will be arranged today on 7 August, 2003 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0)20 8401 1043. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0)20 8288 4459, code 976622.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 7 August.

Next report

Interim report January-September will be published on 30 October, 2003 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media



Group Communications and Investor Relations
Franciska Janzon

24 July 2003
10.00 a.m.

REPEAT ORDER FOR KONECRANES RTG'S FROM USA

The Port of Houston Authority in Texas, USA, placed a repeat order for five Konecranes Rubber Tyred Gantry Cranes (RTG) with Konecranes VLC. The order was received in late June and is worth approx. USD 7 million. Delivery is due in the first quarter of 2004.

The Port of Houston, one of America's top container terminals, is currently operating 10 Konecranes RTG's that were delivered last spring. In 2002, the Port's Barbours Cut terminal posted yet another record year by handling more than one million containers. According to Executive Director Tom Kornegay at Port of Houston, the new RTG cranes are needed to handle the congestion slowing down operations at Barbours Cut. To further relieve the growth pressure, the Port Authority has proposed building the new Bayport Container and Cruise Terminal. The newly ordered RTG cranes will initially be used at Barbours Cut terminal but then moved to the new Bayport Terminal.

After delivery of these five cranes there will be totally 125 Konecranes new generation RTG's in operation in North and Central America. Since introduction of the new generation RTG design eight years ago, KCI Konecranes has been the clear market leader with a current market share of over 50 % in RTG's in North America.

"Our long reference list for RTG cranes along with our capability to provide local service support for the cranes through our branch office in Houston were significant factors in winning this order", said Mikko Uhari, Managing Director, Konecranes VLC.

The cranes will be manufactured and erected in Europe and transported on ship to the Barbours Cut terminal in La Porte. The 16 wheel RTG's have a lifting height of 50 feet and a span of 74 feet. The cranes will initially be one-over-four containers high and six-plus-truck lane wide, and preparation for easy height increase and span adjustment for transfer to Bayport terminal will be applied. The RTG's will be with high performance specification. Handling efficiency is achieved by high hoist speed and with modern features, such as Sway Prevention, Fine Positioning Systems etc.

Maintenance and technical back-up for the RTG's will be provided for through KCI Koneports' branch office in Houston specialised in harbour crane maintenance.



Group Communications and Investor Relations
Franciska Janzon

24 July 2003
10.00 p.m.

All features are electromechanical, with no hydraulics involved. Lower emissions will be achieved with state-of-the-art power engine technology, which is in line with the Port of Houston's high performing environmental standards. KCI Konecranes own AC Frequency Control System composes the most modern and reliable drive for the RTG's. Eliminating the hydraulic systems (except in the spreader) and utilizing AC drives significantly reduces the maintenance costs of the RTG's.

This press release together with a picture of a Rubber Tyred Gantry crane is available at our website www.kcigroup.com at "Latest Press Releases".

Further information can be obtained from

Konecranes VLC Corporation
Tuomas Saastamoinen, Sales Manager, +358-20 427 2662

Konecranes VLC is part of the KCI Konecranes Group's Special Cranes Business Area and specialises in port, terminal and shipyard cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (47% of Group sales) Standard Lifting Equipment (26%) and Special Cranes (27%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2002, Group sales totalled USD 700 million (EUR 756 million) with over 4400 employees in 34 countries all over the world.



PRESS RELEASE

Group Communications and Investor Relations
Franciska Janzon

23 July, 2003
10.00 a.m.

KCI KONECRANES GOT THREE MAJOR CONTRACTS FOR CRANE MODERNISATION AND CRANE RELOCATIONS

KCI Konecranes won two major contracts to up-grade altogether 8 Panamax Ship-to-Shore cranes in the Port of Felixstowe (UK) and at Patrick Stevedores terminals in Sydney and Melbourne (Australia) and a contract from Amco Birtley (UK) to relocate two Continuous Ship Unloaders (CSU's). The orders were received in late June and have an aggregate value of approx. EUR 5 million.

Port of Felixstowe, part of the global leading terminal operator Hutchison, ordered the raising of four Morris ship-to-shore cranes. The contract was awarded to Konecranes (UK) Ltd. who will co-operate with Germany-based Noell Konecranes on this project. Noell Konecranes, part of KCI Koneports - the Group's harbour crane maintenance organisation - will use their own lifting tower set to raise the cranes by 3 m. The project is due for completion at the end of December 2003.

Port operator Patrick Stevedores in Australia placed an order to raise two Deer-Park and two Vickers-Hoskins-Paceco Ship-to-Shore cranes by 6 m each at the harbours of Sydney and Melbourne. Konecranes Pty Ltd. from Australia and Noell Konecranes will execute this project together using a second set of lifting towers. The project will be completed in mid March 2004.

"This is a breakthrough for our concept and our own lifting tower solution", states Gerhard Mickeleit, Manager, Crane Modernisation Projects of Noell Konecranes. "This is the first time we have been awarded two similar orders of this magnitude at the same time".

In both projects the co-operation between local KCI companies and KCI Koneports constituted the most economical and technically the best solution for the customers. "A significant element in winning these orders was Noell Konecranes' proven design expertise and experience of a wide variety of different crane makes. Applying state of the art in-house structural analysis combined with knowledge of the cranes operating in practise is key in this kind of projects", said Dirk Groth, Marketing Manager of Noell Konecranes. "Furthermore the companies can rely on the solid knowledge of crane manufacturing from the Group's Ship-to-Shore crane design team".

Group Communications and Investor Relations
Franciska Janzon

23 July, 2003
10.00 a.m.

The third contract was received from AMCO Birtley for the relocation and modernisation of two existing KONE CSU's at the Innogy power generation plant in Tilbury, UK. Noell Konecranes and Koneports Scandinavia will co-operate on this project. Both CSU's will be moved over a distance of 30 m onto a new jetty using Noell Konecranes' FLUIDTS heavy lift transportation system. Additionally, new intermediate conveyor belts will be installed on the cranes to feed the existing belt conveyor system on the old jetty and some repairs will be executed on the hydraulic systems of the cranes.

Further information can be obtained from

Noell Konecranes GmbH
Dirk Groth, Manager Marketing & Sales Support
Tel. +49 511 7704 418

KCI Koneports, the Group's harbour crane maintenance organisation, specialises worldwide in preventive maintenance and other services for all makes and brands of port and harbour cranes.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. The Group has annual sales of approximately EUR 714 million with 4400 employees in 34 countries all over the world.

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE
26 June, 2003 09.00 a.m.

KCI KONECRANES: ADDITION TO THE STOCK EXCHANGE RELEASE OF JUNE 25, 2003

The EUR 7 million restructuring one-time charge that was mentioned in KCI Konecranes' Stock Exchange Release on June 25, 2003 will be fully charged to Group accounts in Q2/03 under Group Overheads.

The Interim report January - June 2003 will be published on August 7, 2003 at 10.00 a.m. Finnish time.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Mr Stig Gustavson, President and CEO, tel. +358-20 427 2000

DISTRIBUTION
Helsinki Exchanges
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KCI KONECRANES PLC

STOCK EXCHANGE RELEASE
25 June, 2003 8.30 a.m.

KCI KONECRANES COMMENTS ON FULL YEAR 2003 RESULTS

The demand for industrial cranes in Europe and North America remains weak and no immediate return to growth is expected.

The demand for maintenance services continues to grow, in spite of low capacity utilisation in most customer industries. The growth is, however, slower than before.

Capacity rationalisation and efficiency increasing actions as per Q1/03 report of May 6, 2003 continue and have been intensified. The separate actions in this capacity rationalisation and efficiency increasing program have now been defined. Altogether, these actions are expected to accumulate 7 million euros in one time charges. The program will affect several Group subsidiaries in America and Europe, incl. Finland.

Regarding the underlying profits, we reiterate our statement in the Q1/03 report:" The profit level of 2002 remains within reach, however, the business environment remains very challenging." However, due to the one time charges mentioned above, KCI Konecranes' total operating profit will stay below the level of 2002.

The Interim report January - June 2003 will be published on August 7, 2003 at 10.00 a.m. Finnish time.

KCI KONECRANES PLC



Franciska Jänzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Mr Stig Gustavson, President and CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20-427 2040

DISTRIBUTION
Helsinki Exchanges
Media